S A M E X M I N I N G C O R P .
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

March 1, 2006

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

1.

BC Form 51-102F3 - Material Change Report; and

2.

Copy of the Company’s News Release No. 5-06 dated March 1, 2006.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

March 1, 2006

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 1, 2006 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX Mining Corp. has signed a third letter of intent giving the Company the exclusive right to enter into an option agreement to acquire additional concessions located within the INCA project area (see “Inca Project – New Copper-Gold Opportunity In Chile” announced in news release 1-06 dated January 11, 2006).  The parties have until the end of April to conduct appropriate due diligence and complete a formal option agreement.  SAMEX has also completed additional staking in the INCA project area.

Item 5:

Full Description of Material Change

SAMEX Mining Corp. has signed a third letter of intent giving the Company the exclusive right to enter into an option agreement to acquire additional concessions located within the INCA project area (see “Inca Project – New Copper-Gold Opportunity In Chile” announced in news release 1-06 dated January 11, 2006).  The parties have until the end of April to conduct appropriate due diligence and complete a formal option agreement.  SAMEX has also completed additional staking in the INCA project area.

Due diligence related to previously announced letters of intent (news release 1-06 dated January 11, 2006) is progressing well and parties have mutually agreed to extend the date for executing formal option agreements until the end of March.

The INCA project is located 60 kilometers south of and within the same geologic belt as the El Salvador porphyry copper deposit and adjacent to the recent and on-going CODELCO drilling focused on a new discovery of porphyry-hosted copper mineralization just to the west of the INCA project area.  The geologic setting and features of the INCA project area suggest the possible presence of a coherent, extensive, copper-gold-molybdenum porphyry system at moderate depths beneath the numerous, small, historic oxide-copper mines scattered throughout the project area.

SAMEX’s objective is to explore beneath the mined areas and along the altered/mineralized zones to discover substantial porphyry-hosted deposits of enriched secondary copper-sulfide (chalcocite/covellite) and primary copper sulfide ores (chalcopyrite-bornite) with important gold and molybdenum credits.  Further information concerning the option/acquisition terms and technical aspects of exploration targets of the INCA project will be announced upon execution of formal option agreements.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 1st day of March, 2006.

“Larry D. McLean”

Director